Filed Pursuant to Rule 433

Dated August 9, 2018

Registration Statement Nos. 333-206891-01, 333-206891-02,

333-206891-03

Relating to

Preliminary Prospectus Supplement dated August 9, 2018 and

Prospectus dated September 11, 2015

CNH INDUSTRIAL CAPITAL LLC

$500,000,000 4.200% SENIOR UNSECURED NOTES DUE 2024

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch)*	Ba1 / BBB / BBB-
Form:	SEC Registered
Principal Amount:	$500,000,000
Trade Date:	August 9, 2018
Settlement Date:	August 14, 2018 (T+3)
Maturity Date:	January 15, 2024
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2019
Coupon:	4.200% per annum
Price to Public:	99.701% of the principal amount, plus accrued interest from August 14, 2018 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$495,505,000
Benchmark Treasury:	UST 2.750% due July 31, 2023
Spread to Benchmark Treasury:	+145 basis points
Benchmark Treasury Price and Yield:	99-22 3/4; 2.813%
Yield to Maturity:	4.263%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.250% (25 basis points)
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AJ3 / US12592BAJ35
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC Santander Investment Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at NC1-004-03-43, 200 North College

Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, Telephone: (800) 294-1322, Email: dg.prospectus_requests@baml.com; Goldman Sachs & Co. LLC at Prospectus Department, 200 West Street, New York, NY 10282, Telephone: (866) 471-2526, Fax: (212) 902-9316, Email: prospectusny@ny.email.gs.com; RBC Capital Markets, LLC at toll free (866) 375-6829, Email: rbcnyfixedincomeprospectus@rbccm.com; or Wells Fargo Securities, LLC at 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota, Attn: WFS Customer Service, Toll-Free: 1-800-645-3751, or by Email: wfscustomerservice@wellsfargo.com.